Mail Stop 6010

December 18, 2007

W. Gray Hudkins
President and Chief Executive Officer
Langer, Inc.
41 Madison Avenue, 28th Floor
New York, New York, 10010

> **Re:** **Langer, Inc.**
> **Amendment No. 1 on Form S-1 Registration Statement to Form S-3**
> **Filed November 19, 2007**
> **File No. 333-139882**

Dear Mr. Hudkins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 22

1.   We reissue prior comment 10. The total of the numbers in your "Number of Shares Being Offered" column is not consistent with the number of shares in the fee table.

2.   We note your response to prior comment 11. Please tell us why footnotes 11, 12, 16, 19 and 21 refer to Commonfund Hedge Equity Company.

3.   Please revise footnote 20 to clarify whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of

a broker-dealer must be identified in the prospectus as an underwriter unless you state in the prospectus, if true, that:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Signatures

4.   Please file as an exhibit the power of attorney that authorizes Mr. Hudkins to sign as the attorney-in-fact for Mr. Asch.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Robert L. Lawrence, Esq.